SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 5, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Documents Included as Part of this Report

No.	Document

1.	News Release dated November 5, 2007

2.	News Release dated November 5, 2007

NEWS RELEASE – Monday, November 5, 2007
2007 3rd Quarter Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, November 5th – Ainsworth invites investors and media to listen-in to its third quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and General Manager of Corporate Development, Bruce Rose, will discuss the company’s third quarter results.
The conference call will take place on Friday, November 9th, 2007 at 10:00 a.m. PST (1:00 pm EST).
The dial-in phone number is 1-800-943-2431, Reservation #21354747. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21354747. This recording will be available until November 16th, 2007.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
November 5, 2007
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2007

	Three months ended		Nine months ended
Unaudited	September 30		September 30
($ millions, except per share data)	2007	2006	2007	2006

Sales	$150.8	$181.1	$443.4	$707.9
Operating loss	(45.0)	(106.7)	(113.5)	(66.5)
Foreign exchange gain (loss) on long-term debt	69.1	(1.2)	158.2	35.7
Net loss	(37.2)	(77.5)	(32.0)	(29.9)
Net loss: $ per share	(2.54)	(5.29)	(2.18)	(2.04)
Adjusted EBITDA (1)	(7.0)	(15.1)	(34.3)	83.4
Cash (used in) provided by operating activities	(18.6)	16.6	(63.2)	71.9
Number of common shares outstanding (millions)	14.6	14.6	14.6	14.6

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net (loss) income before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, income tax (recovery) expense and non-recurring items.
Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended September 30, 2007.
The net loss for the third quarter of 2007 was $37.2 million on sales of $150.8 million, compared to a net loss of $77.5 million on sales of $181.1 million in 2006. The reduced loss for the third quarter of 2007 reflected production curtailments and other cost control measures implemented by the Company as well as a significant foreign exchange gain on long-term debt. The reported results for the 2007 quarter included a $52.1 million tax valuation allowance on previously benefited tax losses, an $8.6 million impairment charge on intangible assets, and an $8.6 million legal settlement provision. On a year to date basis, the net loss of $32.0 million for 2007 was $2.1 million higher than the net loss in the same period of 2006. Low OSB sales prices, in combination with reduced shipment volumes due to production curtailments, were partially offset by a significant foreign exchange gain on long-term debt.
On average the reported market price in the North Central region was U.S.$177 per msf (on a 7/16th-inch basis) compared to U.S.$181 per msf in the third quarter of 2006. On a year to date basis, average North Central market prices of U.S.$159 per msf declined 30% from U.S.$227 per msf in the first nine months of 2006. Our realized sales prices also continued to be negatively impacted as a result of the strong Canadian dollar.
Our OSB shipment volumes are lower than the prior periods both for the third quarter and the year to date as a result of the curtailment of production at certain facilities and the permanent closure of one production line at our Bemidji OSB facility in 2006. Both the Cook and Grand Rapids OSB facilities in Minnesota were shut down on September 22, 2006 in response to high production costs and low prices prevailing in the marketplace. The Cook facility resumed production on March 21, 2007 but the Grand Rapids facility remains closed.

Cash from operations decreased compared to the third quarter of 2006 and the first nine months of 2006 as a result of the unfavourable market conditions, which reduced profitability. As of September 30, 2007, our adjusted working capital was $170.6 million, compared to $186.6 million as at December 31, 2006. Additions to capital assets were $7.4 million in the third quarter of 2007, down from $60.1 million in the third quarter of 2006. Year to date capital spending was $65.7 million in 2007 compared to $166.9 million in 2006. This decrease reflects our decision to put any discretionary capital expenditures, including the expansion of Grande Prairie, on hold until market conditions improve.
The company will hold a conference call at 10:00 A.M. PST (1:00 P.M. EST) on Friday, November 9, 2007 to discuss the company’s third quarter results. The dial-in phone number is 1-800-943-2431, Reservation #21354747. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21354747. This recording will be available until November 16, 2007.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

	September 30	December 31
	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$133,451	$74,312
Short-term investments (Note 3)	835	35,864
Accounts receivable, net of allowance for doubtful accounts of $Nil (2006: $Nil)	37,481	38,848
Inventories (Note 4)	68,986	95,515
Prepaid expenses	13,365	13,869
Restricted cash	12,289	62,184
Current portion of future income tax assets	4,707	1,697

	271,114	322,289
Capital Assets, Net	916,599	968,539
Intangible Assets (Note 8)	3,638	14,243
Other Assets (Note 2)	26,294	53,810
Future Income Tax Assets (Note 10)	10,621	42,348
Goodwill	102,970	102,970

	$1,331,236	$1,504,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$71,016	$58,763
Income taxes payable	3,251	2,552
Current portion of future income tax liabilities	—	10,708
Current portion of long-term debt (Note 5)	9,218	10,523

	83,485	82,546
Accrued Pension Benefit Liability	5,149	6,034
Reforestation Obligation	5,706	4,621
Long-term Debt (Note 5)	973,057	1,027,595
Future Income Tax Liabilities	72,314	89,293

	1,139,711	1,210,089

Commitments and Guarantees (Note 13)
Contingencies (Note 14)

SHAREHOLDERS’ EQUITY
Capital Stock	55,827	55,827
Retained Earnings	247,157	295,005
Accumulated Other Comprehensive Loss	(111,459)	(56,722)

	191,525	294,110

	$1,331,236	$1,504,199

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AInsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations
(In thousands of Canadian dollars, except share and per share data)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Sales	$150,827	$181,054	$443,393	$707,879

Costs and Expenses
Costs of products sold (exclusive of amortization)	151,758	191,729	458,080	607,562
Selling and administration	7,589	7,158	23,976	26,506
Amortization of capital assets	17,871	23,802	52,544	74,811
(Gain) loss on disposal of capital assets	(115)	433	192	433
Cost of class action lawsuit (Note 14)	10,106	2,591	13,527	2,982
Impairment of intangible assets (Note 8)	8,602	—	8,602	—
Write-down of capital assets	—	55,290	—	55,290
Closure of production line	—	4,417	—	4,417
Write-down of timber licence deposit	—	2,364	—	2,364

	195,811	287,784	556,921	774,365

Operating Loss	(44,984)	(106,730)	(113,528)	(66,486)

Finance Expense
Interest	19,281	17,791	56,249	50,574
Transaction costs	—	—	2,897	—
Amortization of financing fees	—	1,385	—	3,973

	19,281	19,176	59,146	54,547

Other Income	1,492	2,695	4,409	9,629
Foreign Exchange Gain (Loss) on Long-term Debt	69,117	(1,237)	158,166	35,650
Other Foreign Exchange (Loss) Gain	(9,053)	751	(13,275)	(6,401)
Realized Currency Translation Loss	(1,391)	—	(5,558)	(2,400)

Loss Before Income Taxes	(4,100)	(123,697)	(28,932)	(84,555)
Income Tax Expense (Recovery) (Note 10)	33,072	(46,172)	3,064	(54,631)

Net Loss	$(37,172)	$(77,525)	$(31,996)	$(29,924)

Basic and diluted loss per common share	$(2.54)	$(5.29)	$(2.18)	$(2.04)

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AInsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Comprehensive
(Loss) Income
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Net Loss	$(37,172)	$(77,525)	$(31,996)	$(29,924)

Other Comprehensive Loss
Unrealized (loss) gain on translation of self-sustaining foreign operations	(23,891)	432	(60,295)	(23,450)
Realized currency translation loss (reclassified to net loss)	1,391	—	5,558	2,400

	(22,500)	432	(54,737)	(21,050)

Comprehensive Loss	$(59,672)	$(77,093)	$(86,733)	$(50,974)

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Capital Stock	$55,827	$55,827	$55,827	$55,827

Retained Earnings
Beginning of period	284,329	450,637	295,005	417,685
Transitional adjustment on adoption of new accounting policies (Note 2)	—	—	(15,852)	—
Dividends paid	—	—	—	(14,649)
Net loss	(37,172)	(77,525)	(31,996)	(29,924)

	247,157	373,112	247,157	373,112

Accumulated Other Comprehensive
Loss on Translation of Self-
Sustaining Foreign Operations
Beginning of period (Note 2)	(88,959)	(79,825)	(56,722)	(58,343)
Net unrealized (loss) gain on translation of self-sustaining foreign operations in the period	(22,500)	432	(54,737)	(21,050)

	(111,459)	(79,393)	(111,459)	(79,393)

Total Shareholders’ Equity	$191,525	$349,546	$191,525	$349,546

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(37,172)	$(77,525)	$(31,996)	$(29,924)
Items not affecting cash
Amortization of capital assets	17,871	23,802	52,544	74,811
Non-cash portion of interest expense	329	—	1,142	—
Amortization of financing fees	—	1,385	—	3,973
Foreign exchange (gain) loss on long-term debt	(69,117)	1,237	(158,166)	(35,650)
(Gain) loss on disposal of capital assets	(115)	433	192	433
Impairment of intangible assets	8,602	—	8,602	—
Write-down of capital assets	—	55,290	—	55,290
Write-down of timber licence deposit	—	2,364	—	2,364
Change in non-current reforestation obligation	132	31	1,085	(1,032)
Future income taxes	32,999	(47,177)	107	(61,690)
Realized currency translation loss	1,391	—	5,558	2,400
Change in non-cash operating working capital (Note 12)	26,449	56,711	57,746	60,919

Cash (used in) provided by operating activities	(18,631)	16,551	(63,186)	71,894

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	—	84,019	109,825	169,526
Repayment of long-term debt	(2,796)	—	(6,606)	—
Repayment of capital lease obligations	(72)	(90)	(229)	(90)
Dividends paid	—	—	—	(14,649)

Cash (used in) provided by financing activities	(2,868)	83,929	102,990	154,787

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	—	(27,886)	35,029	(122,648)
Restricted cash	(153)	(33,897)	49,895	(37,586)
Additions to capital assets	(7,395)	(60,123)	(65,654)	(166,864)
(Increase) decrease in other assets	(23)	(2,690)	570	(7,338)
Proceeds on disposal of capital assets	171	—	947	—

Cash (used in) provided by investing activities	(7,400)	(124,596)	20,787	(334,436)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,431)	(17)	(1,452)	(1,653)

NET CASH (OUTFLOW) INFLOW	(30,330)	(24,133)	59,139	(109,408)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	163,781	123,926	74,312	209,201

CASH AND CASH EQUIVALENTS, END OF PERIOD	$133,451	$99,793	$133,451	$99,793

SUPPLEMENTAL INFORMATION
Taxes paid	$577	$846	$5,971	$2,947

Interest paid	$17,832	$6,257	$39,935	$38,186

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2006 annual audited financial statements, except as noted below. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. and Ainsworth Engineered Canada Limited Partnership.

2.	CHANGE IN ACCOUNTING POLICY

On January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. The Company adopted these standards on a prospective basis, with adjustments made to opening retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.

The new recommendations require the Company to present, among other things, certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of the Company’s self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). The Company’s earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can either be expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. The Company has chosen to expense transaction costs.

Classification of Financial Instruments

Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. The Company has not designated any financial assets as held to maturity.

Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.

Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. The Company has not designated any financial assets as available for sale.

Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, the Company’s long-term debt is recorded net of discounts and consent fees.

Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Equity

Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment

Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.

All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22,663), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6,811). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2,523). The impact of adopting these standards as at January 1, 2007 is summarized as follows:

	December 31	Adjustment	January 1
	2006	on adoption	2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595

Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of investments in high grade commercial paper and term deposits with market values closely approximating book values at September 30, 2007.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
4.	INVENTORIES

	September 30	December 31
	2007	2006
Logs	$14,269	$36,120
Panel products	19,114	23,493
Materials and supplies	35,603	35,902

	$68,986	$95,515

5.	LONG-TERM DEBT

On June 26, 2007 the Company entered into a term loan of U.S.$102.6 million which is secured by inventory and accounts receivable. The Company can elect to pay interest at a base rate plus 2.0% or at LIBOR plus 3.0%. Interest at the base rate plus 2.0%, which is derived from the prime rate and the federal funds effective rate, is payable quarterly. Interest at LIBOR plus 3.0% is payable on a monthly, bi-monthly, quarterly or semi-annual basis, depending on the interest period election made by the Company. The interest rate and interest period are elected by the Company at the end of the previous interest period. As at September 30, 2007 the Company elected to pay monthly interest at LIBOR plus 3.0%. There are no scheduled principal payments until maturity on June 26, 2014.

The U.S.$1.4 million Senior Unsecured Notes due July 15, 2007 were repaid during the third quarter.

The balances of the outstanding long-term debt at September 30, 2007 and December 31, 2006 are as follows:

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
5.	LONG-TERM DEBT (Continued)

	September 30	December 31
	2007	2006
U.S.$275,000 (2006: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$273,570	$320,485

U.S.$210,000 (2006: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	208,908	244,734

U.S.$153,540 (2006: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	152,742	178,936

U.S.$110,000 (2006: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	109,428	128,194

U.S.$102,637 (2006: U.S.$Nil) Senior Secured Term Loan due June 26, 2014 with interest payable monthly, bi-monthly, quarterly or semi-annually at LIBOR plus 3.0% per annum or quarterly at base rate plus 2.0%	102,104	—

U.S.$75,000 (2006: U.S.$75,000) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4% per annum	74,610	87,405

U.S.$47,782 (2006: U.S.$51,750) equipment financing loan due October 1, 2011 with principal and interest payable monthly at LIBOR plus 2.90% per annum	46,197	60,309

€10,725 (2006: €10,215) equipment financing loan due December 20, 2016 with interest payable semi-annually at EURIBOR plus 0.65% per annum	15,214	15,700

U.S.$9,999 (2006: U.S.$10,208) capital lease obligation maturing May 29, 2025 with interest at 6.81%	9,875	11,816

U.S.$1,351 (2006: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	—	1,574

	992,648	1,049,153
Unamortized deferred debt discount	(8,118)	(11,035)
Consent fees	(2,255)	—

	982,275	1,038,118
Current portion	(9,218)	(10,523)

	$973,057	$1,027,595

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
6.	FINANCIAL INSTRUMENTS
a.)	Market Risk
Interest rate risk

The Company is exposed to interest risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. In addition, the majority of the Company’s sales are transacted in U.S. dollars. The Company does not use derivative instruments to reduce its exposure to currency risk.

Credit risk

Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.
b.)	Fair Values
The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at September 30, 2007 due to the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt is determined using quoted ask prices for the Company’s Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	September 30, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Senior notes	$808,885	$557,913	$961,328	$760,207
Term loan	102,104	102,104	—	—
Equipment financing	61,411	61,411	76,009	76,009
Capital leases	9,875	9,875	11,816	11,816

	$982,275	$731,303	$1,049,153	$848,032

The term loan is secured by accounts receivable and inventory having a carrying value of $120,467. Equipment financing of $46,197 is secured by capital assets having a carrying value of $62,100.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
7.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
United States	$118,938	$153,646	$346,022	$634,649
Canada	17,323	16,207	50,113	47,804
Overseas	14,566	11,201	47,258	25,426

	$150,827	$181,054	$443,393	$707,879

Capital assets attributed to countries based on location are as follows:

	September 30	December 31
	2007	2006
Canada	$623,363	$612,324
United States	293,236	356,215

	$916,599	$968,539

Goodwill of $102,970 (2006: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

8.	IMPAIRMENT OF INTANGIBLE ASSETS

Intangible assets consist of an air emissions permit, an option to acquire property, access to tax incentives, and use rights, all related to the development of an OSB production facility in the State of New York. Through the Company’s annual impairment testing of intangible assets, the value of these assets was determined to be impaired. The Company determined that the fair value of the intangible assets may not be fully recoverable in the future, due to the delay in further development of the project. The Company has recorded an impairment of $8.6 million related to the specific identifiable intangible assets and further decreased future income tax liabilities associated with these assets by $3.1 million. The impairment was measured as the excess of the carrying amount over the fair value of these assets as determined by estimating the cost to repurchase or develop similar assets.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
9.	PENSION EXPENSE

For the three month period ended September 30, 2007, pension expense related to the Company’s defined benefit plans was $1,698 (2006: $1,401). For the nine month period ended September 30, 2007, pension expense related to the Company’s defined benefit plans was $5,293 (2006: $4,404). Pension expense related to the defined benefit plans was estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain was calculated in a manner consistent with that disclosed in the annual audited financial statements and was not considered significant to disclose separately. The Company made contributions of $1,898 (2006: $2,631) for the three month period ended September 30, 2007 and contributions of $1,898 (2006: $4,895) for the nine month period ended September 30, 2007.

10.	INCOME TAX

During the third quarter, in light of poor OSB market conditions, the Company recorded a tax valuation allowance of $52.1 million related to the benefit of certain previously recognized U.S. tax loss carryforwards.

11.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $30 (2006: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. The Company paid $90 in the nine months ending September 30, 2007 (2006: $90). These transactions were conducted on normal commercial terms and prices.

12.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	September 30		September 30
	2007	2006	2007	2006
Accounts receivable	$7,334	$11,888	$4,921	$15,713
Inventories	8,557	11,181	23,614	9,466
Income taxes receivable/payable	176	20,009	596	22,463
Prepaid expenses	(705)	2,658	343	7,075
Accounts payable and accrued liabilities	11,087	10,975	28,272	6,202

	$26,449	$56,711	$57,746	$60,919

13.	COMMITMENTS AND GUARANTEES

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment and electrical engineering services totaling approximately $11.1 million (December 31, 2006: $27.9 million). The terms of the contracts are varied and extend through 2009.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
14.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On June 12, 2007, the Company entered into an agreement in principle with the indirect purchaser plaintiffs, settling on a class-wide basis all indirect purchaser claims arising out of the facts alleged in the amended complaint. The Court was notified of the agreement in principle on June 13, 2007. The settlement is subject to execution of mutually agreeable documents and Court certification of the settlement class. On August 3, 2007, the Court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. Subsequent to the end of the third quarter, the Company finalized a settlement agreement with the direct purchaser plaintiffs, subject to court approval. Under the terms of the agreement, The Company paid U.S.$8.6 million into escrow to be distributed across the settlement class, which has been reflected in the Company’s results as at September 30, 2007. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreement was based solely on the need to avoid prolonged litigation.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at September 30, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca